Filed by Ashland Inc.
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company
Hercules Incorporated
Commission File Number 333-152911

Fourth-Quarter Fiscal 2008 Earnings
October 28, 2008
Fourth-Quarter Fiscal 2008 Earnings
October 28, 2008
James J. O'Brien
Chairman and Chief Executive Officer
James J. O'Brien
Chairman and Chief Executive Officer
Lamar M. Chambers
Sr. Vice President and Chief Financial Officer
Lamar M. Chambers
Sr. Vice President and Chief Financial Officer
Eric N. Boni
Director, Investor Relations
Eric N. Boni
Director, Investor Relations

Forward-Looking Statements
This presentation contains forward-looking statements, within the meaning of Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those made with respect to Ashland’s operating performance and Ashland’s acquisition of
Hercules Inc. These expectations are based upon a number of assumptions, including those mentioned within this presentation. Performance estimates are also based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters). These risks and uncertainties may cause actual operating results to differ materially from those stated, projected or implied. Such risks and uncertainties with respect to Ashland’s acquisition of Hercules include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of
Hercules stockholders; the possibility that financing may not be available on the terms committed; and
other risks that are described in filings made by Ashland with the Securities and Exchange Commission
(SEC) in connection with the proposed transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved.
This forward-looking information may prove to be inaccurate and actual results may differ significantly from those anticipated if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized or if other unexpected conditions or events occur. Other factors, uncertainties and risks affecting Ashland are contained in Ashland's periodic filings made with the SEC, including its Form 10-K for the fiscal year ended Sept. 30, 2007, and Forms 10-Q for the quarters ended
Dec. 31, 2007, and March 31 and June 30, 2008, which are available on Ashland’s Investor Relations website at www.ashland.com/investors or the SEC’s website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation.

Additional Information
In connection with the proposed transaction, Ashland filed a registration statement on Form S-4 (File No. 333-152911) with the SEC containing a proxy statement/prospectus. On Oct. 6, 2008, Ashland and Hercules mailed a definitive proxy statement/prospectus to Hercules’ shareholders containing information about the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the proxy statement/prospectus because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor
Relations at (302) 594-7151. Free copies may also be obtained from Ashland's
Investor Relations website at www.ashland.com/investors, Hercules' website at
www.herc.com or the SEC's website at www.sec.gov.

Agenda
• Fiscal fourth-quarter preliminary results
 and business outlook
• Ashland full-year highlights
• Hercules update
• Questions
Appendices
 - Appendix A: Full-year fiscal 2008 preliminary results
 - Appendix B: Business profiles
 - Appendix C: Regulation G reconciliation

Fiscal Fourth Quarter 2008
Highlights
• Continued volatile raw materials cost environment and
 declining demand
• Operating income versus September 2007
 - Increased 6 percent to $27.8 million, as reported
 - Declined 41 percent to $23.8 million, excluding key items1
 ▪ Declines in Ashland Performance Materials, Ashland Water
 Technologies and Valvoline
 ▪ Significant improvement of $10.6 million at Ashland Distribution
• EBITDA2 decreased 11 percent to $68 million
• Tax provision adjustments unfavorably impacted
 EPS by approximately 30 cents per share
• Continued reductions in operating-segment trade
 working capital as a percent of sales to 12.3 percent
1 When adjusted for key items in both periods as noted on Slide 7 of this presentation.
2 Operating income, plus depreciation and amortization.

Fiscal Fourth Quarter 2008
Preliminary Financial Results
(in millions, except change)	Three months ended Sept. 30,
	2008	2007	Fav./(Unfav.)
Sales and operating revenue	2,216)	2,085)	6%
Cost of sales	1,898)	1,740)	(9)%
Gross profit	318)	345)	(8)%
Gross profit percentage	14.4%	16.5%	(210) bp
Selling, general & administrative expenses	310)	338)	8)%
SG&A percentage	14.0%	16.2%	220) bp
Equity and other income	20)	19)	5%
Operating income	28)	26)	8)%
Operating income percentage	1.3%	1.2%	10) bp

Earnings before interest, taxes, depreciation and amortization (EBITDA)	$68)	$76)	(11)%
EBITDA as a percent of sales	3.1%	3.6%	(50) bp
$
$

Key Items Affecting Operating Income
Comparisons
(in millions)	Three months ended Sept. 30,
Ashland Inc.	2008	2007
Self-insurance reserve adjustment	$ 11.3)	$ 8.0)
Severance costs	(7.3)	—)
Non-North American entities reporting lag elimination	—)	5.2)
Litigation reserve adjustment	—)	(5.5)
Asset impairment - PathGuard® equipment	—)	(10.6)
Postretirement benefit obligation adjustment	—)	(11.3)
All other income	23.8)	40.4)
Total operating income	$ 27.8)	$ 26.2)

Q4 FY 2007 vs. Q4 FY 2008
Factors Impacting Operating Income
($ millions)
(8.2)
(14.0)
Q4 2007
Volume/
Mix
Q4 2008
Currency
Translation
Margin
3.0
26.2
27.8
SG&A
Expenses
2.2
0.4
Other
18.2
Key
Items

Fiscal Fourth Quarter 2008
Preliminary Diluted Earnings Per Share
(in millions)	Three months ended Sept. 30,
	2008	2007
Operating income	$ 28)	$ 26)
Loss on MAP Transaction	(3)	-)
Net interest and other financing income	2)	12)
Income from continuing operations before income taxes	27)	38)
Income tax expense	(28)	(6)
Income (loss) from continuing operations	(1)	32)
Loss from discontinued operations, net of income taxes	(9)	-)
Net income (loss)	(10)	32)
Diluted EPS from continuing operations	(.01)	.51)
Diluted EPS on net income	(.15)	.51)
Q4 effective tax rate	102.4%	16.2%
Full-year effective tax rate	32.9%	22.3%

Fiscal Fourth Quarter 2008
Components of Preliminary EPS
	Three months ended Sept. 30,
Ashland Inc.	2008	2007
Self-insurance reserve adjustment	$ .11)	$ .08)
Severance costs	(.07)	—)
Tax provision adjustment[1]	(.30)	.04)
Non-North American entities reporting-lag elimination	—)	.05)
Litigation reserve adjustment	—)	(.05)
Asset impairments	—)	(.10)
Postretirement benefit obligation adjustment	—)	(.11)
All other diluted EPS from continuing operations	.25)	.60)
Diluted EPS from continuing operations	$ (.01)	$ .51)
1Difference between quarterly and full-year effective tax rates.

Fiscal Fourth Quarter 2008
Operating Cash Flows
(in millions)	Three months ended Sept. 30,
	2008	2007
Net income (loss)	$ (10)	$ 32)
Loss from discontinued operations	9)	-)
Adjustments for cash flows from operations:
Depreciation and amortization	40)	50)
Deferred income taxes	24)	7)
Change in operating assets and liabilities[1]	68)	81)
Other	13)	11)
Cash flows from operating activities from cont. operations	144)	181)
Additions to property, plant and equipment	(87)	(52)
	$ 57)	$ 129)
1Excludes changes resulting from operations acquired or sold.

Operating Segments - Accounts Receivable, Inventories Excluding LIFO Reserve,
and Trade and Other Payables, Net, as a % of Trailing Three Months' Sales, Annualized*
* Excludes acquisitions made in June 2008 quarter.
Oct '06
Dec '06
Mar '07
Jun '07
Sep '07
Dec '07
Mar '08
Jun '08
Operating Segment
Trade Working Capital
Sep '08
• Reduced trade working capital by 430 basis points
 during last nine months of fiscal 2008
18
17
16
15
14
13

11
10
%

(in millions)	Run Rate					
	Actual		Original Target			
Savings by Function	Q4 '08		Q4 '08		Q4 '09	
Sales, marketing, technical and administrative	$	29	$	7	$	13
Freight and raw materials		5		2		12
Manufacturing and warehousing		7		5		15
Total	$	41	$	14	$	40
Savings by Business	Q4 '08		Q4 '08		Q4 '09	
Performance Materials	$	24	$	8	$	15
Water Technologies		14		4		12
Distribution		1		1		9
Valvoline		2		1		4
Total	$	41	$	14	$	40

ASHLAND

Progress on cost-structure efficiency

Fiscal Fourth Quarter 2008
Performance Summary
• Operating income down 41 percent, excluding key items
• Generated $144 million of cash flows from operating
 activities from continuing operations
• Made substantial progress in reducing working capital
• Exceeding forecast for cost-structure efficiencies

Key Items Affecting Operating Income
Comparisons
(in millions)	Fiscal fourth quarter ended Sept. 30,
Ashland Performance Materials	2008	2007
Severance costs	$ (4.7)	$ —)
Non-North American entities reporting-lag elimination	—)	2.1)
Litigation reserve adjustment	—)	(5.5)
Postretirement benefit obligation adjustment	—)	(3.3)
All other income	6.3)	13.9)
Total operating income	$ 1.6)	$ 7.2)

Performance Materials
Fiscal Fourth Quarter Summary
(in millions, except percentages) Preliminary	Three months ended Sept. 30,
	2008	2007	Favor./ (Unfav.)
Pounds/day[1]	5.2)	4.8)	8)%
Operating revenue[2]	$ 427)	$ 438)	(3)%
Gross profit as a % of sales[1]	14.6%	18.4%	(380) bp
Selling, general & admin. costs	$ 65)	$ 75)	13)%
Operating income	$ 1.6)	$ 7.2)	(78)%
Operating income as a % of sales	0.4%	1.6%	(120) bp
EBITDA	$ 15)	$ 18)	(17)%
EBITDA as a % of sales	3.5%	4.1%	(60) bp
1 Excludes effect of non-North American financial-reporting-lag elimination in 2007.
2 Includes $56 million of revenue from non-North American financial-reporting-lag elimination in 2007.

($ millions)
2.6
(12.4)
Q4 2007
Volume/
Mix
Q4 2008
Currency
Translation
Margin
(0.8)
7.2
1.6
SG&A
Expenses
1.4
Other
2.0
Q4 FY 2007 versus Q4 FY 2008
Performance Materials
Factors Impacting Operating Income
• Continued significant weakness in North American
 residential construction and transportation markets
1.6
Key Items

Performance Materials
Outlook
• Getting our costs right
 - Should achieve approximately $8 million
 in quarterly savings in Q1 '09 vs. Q1 '08
• Mothballing certain North American manufacturing
 capacity and reducing hours of operation in Europe
• Strong potential for raw material cost reductions,
 although little received to date

Key Items Affecting Operating Income
Comparisons
(in millions)	Fiscal fourth quarter ended Sept. 30,
Ashland Distribution	2008	2007
Non-North American entities reporting-lag elimination	$ —)	$ (0.9)
Postretirement benefit obligation adjustment	—)	(5.6)
All other income	12.6)	2.0)
Total operating income	$ 12.6)	$ (4.5)

Distribution
Fiscal Fourth Quarter Summary
(in millions, except percentages) Preliminary	Three months ended Sept. 30,
	2008	2007	Favor./ (Unfav.)
Pounds/day[1]	18.2)	19.6)	(7)%
Operating revenue[2]	$ 1,151)	$ 1,050)	10%
Gross profit as a % of sales[1]	8.1%	7.0%	110 bp
Selling, general & admin. costs	$ 82)	$ 79)	(4)%
Operating income (loss)	$ 12.6)	$ (4.5)	N.D.
Operating income (loss) as a % of sales	1.1%	(0.4)%	150)bp
EBITDA	$ 19)	$ 3)	533)%
EBITDA as a % of sales	1.7%	0.3%	130)bp
1 Excludes effect of non-North American financial-reporting-lag elimination in 2007.
2 Includes $46 million of revenue from non-North American financial-reporting-lag elimination in 2007.

• Volume declined 7 percent, including 12-percent reduction in Europe
• Unit gross profit increased 17 percent due to continued focus on pricing process improvement
($ millions)
29.2
Q4 2007
Currency
Translation
Margin
Q4 2008
Volume/
Mix
SG&A
Expenses
(6.2)
(4.5)
6.5
Other
(0.1)
(12.0)
12.6
Q4 FY 2007 versus Q4 FY 2008
Distribution
Factors Impacting Operating Income
Key
Items
(0.3)

100.0
95.0
90.0
85.0
80.0
75.0
70.0
65.0
60.0
55.0
50.0
45.0
40.0
8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
1st Qtr 02
2nd Qtr 02
3rd Qtr 02
4th Qtr 02
1st Qtr 03
2nd Qtr 03
3rd Qtr 03
4th Qtr 03
1st Qtr 04
2nd Qtr 04
3rd Qtr 04
4th Qtr 04
1st Qtr 05
2nd Qtr 05
3rd Qtr 05
4th Qtr 05
1st Qtr 06
2nd Qtr 06
3rd Qtr 06
4th Qtr 06
1st Qtr 07
2nd Qtr 07
3rd Qtr 07
4th Qtr 07
1st Qtr 08
2nd Qtr 08
3rd Qtr 08
4th Qtr 08
AD Gross Profit
Average Selling Price
Average Cost/Lb

ASHLAND

Distribution
Selling Price, Cost and Gross Profit Trends
Gross
Profit
Price
& Cost
(cents/lb.)

Distribution
Outlook
• Difficult market conditions likely to continue
 - Severe product cost volatility, with select commodities
 starting to decline
 - Building and construction, automotive, and marine
 markets remain challenging
• Demand will continue to soften
 in our primary markets
 - Volume will be driven by overall U.S. industrial production
 - European demand also starting to fall
 - Credit crisis impacting small manufacturers
• Margins will be pressured by extreme cost volatility
 and softening demand
 - Improved pricing practices have enabled margin
 expansion over last three quarters

Key Items Affecting Operating Income
Comparisons
(in millions)	Fiscal fourth quarter ended Sept. 30,
Valvoline	2008	2007
Postretirement benefit obligation adjustment	$ —)	$ (0.9)
All other income	13.1)	18.8)
Total operating income	$ 13.1)	$ 17.9)

Valvoline
Fiscal Fourth Quarter Summary
(in millions, except percentages) Preliminary	Three months ended Sept. 30,
	2008	2007	Favor./ (Unfav.)
Lubricant gallons[1]	43.5)	43.3)	-)%
Operating revenue[1]	$ 454)	$ 384)	18%
Gross profit as a % of sales[1]	19.2%	24.6%	(540) bp
Selling, general & admin. costs	$ 77)	$ 79)	3)%
Operating income	$ 13.1)	$ 17.9)	(27)%
Operating income as a % of sales	2.9%	4.7%	(180) bp
EBITDA	$ 21))	$ 26)	(19)%
EBITDA as a % of sales	4.6%	6.8%	(220) bp
1 Non-North American financial-reporting-lag elimination had no significant impact in fourth-quarter 2007.

Valvoline
Operating Income Performance Factors
($ millions)
• Margin decrease driven by higher raw materials costs
• SG&A improvement due primarily to lower advertising
 expenses
Q4 2007
Volume/
Mix
Q4 2008
Currency
Translation
Margin
SG&A
Expenses
Q4 FY 2007 versus Q4 FY 2008
17.9
1.8
(10.6)
0.4
0.3
13.1
0.9
Other
2.4
Key Items

Valvoline
Outlook
• Price increases through September should
 enable gross profit to improve on a per-unit basis
 to levels approximating Q1 - Q3 2008
• Base oil market expected to remain tight
 into the second quarter with potential cost relief
 later in 2009
• Soft market demand experienced in 2008 is likely
 to persist in 2009 despite lower gasoline prices

Key Items Affecting Operating Income
Comparisons
(in millions)	Fiscal fourth quarter ended Sept. 30,
Ashland Water Technologies	2008	2007
Severance costs	$ (2.6)	$ —)
Non-North American entities reporting-lag elimination	—)	4.0)
Asset impairments	—)	(10.6)
Postretirement benefit obligation adjustment	—)	(1.5)
All other income (loss)	(3.3)	6.6)
Total operating loss	$ (5.9)	$ (1.5)

Water Technologies
Fiscal Fourth Quarter Summary
(in millions, except percentages) Preliminary	Three months ended Sept. 30,
	2008	2007	Favor./ (Unfav.)
Operating revenue[1]	$ 226)	$ 249)	(9) %
Gross profit as a % of sales[2]	32.9%	39.7%	(680) bp
Selling, general & admin. costs	$ 81)	$ 100)	19)%
Operating loss	$ (5.9)	$ (1.5)	N.D.
Operating loss as a % of sales	(2.6)%	(0.6)%	(200) bp
EBITDA	$ 1)	$ 17)	(94)%
EBITDA as a % of sales	0.4%	6.8%	(640) bp
1 Includes $42 million of revenue from non-North American financial-reporting-lag elimination in 2007.
2 Excludes effect of non-North American financial-reporting-lag elimination in 2007.

($ millions)
Q4 2007
Sales/Mix
Q4 2008
Currency
Translation
Margin
SG&A
Expenses
Other
Q4 FY 2007 versus Q4 FY 2008
• Experiencing significant margin erosion
 due to raw material increases
• Beginning to realize benefits of cost structure changes and discipline in SG&A reductions
Water Technologies
Factors Impacting Operating Income
(1.5)
2.8
(14.8)
1.2
0.4
0.5
5.5
(5.9)
Key Items

Water Technologies
Outlook
• Getting our costs right
 - Reduced sales, marketing, technical, administrative and
 plant headcount
• Opportunity to renegotiate contract pricing in Q1 '09
 - High percentage of contracts up for renewal
• Integration into Hercules Paper Technologies
 - Reporting in Q1 will be on a combined basis

Fiscal 2008 Summary
(in millions, except percentages) Preliminary	12 months ended Sept. 30,
	2008	2007	Favor./ (Unfav.)
Operating revenue	$ 8,381)	$ 7,785)	8%
Gross profit as a % of sales	15.8%	17.2%	(140) bp
Operating income	$ 213)	$ 216)	(1)%
Operating income as a % of sales	2.5%	2.8%	(30) bp
EBITDA	$ 358)	$ 349)	3)%
EBITDA as a % of sales	4.3%	4.5%	(20) bp
Return on investment	6.1%	8.0%	(190) bp

Ashland Inc.
Fiscal 2008 EBITDA Summary
• EBITDA increased 3 percent over FY2007
 - Performance Materials down 25 percent
 - Distribution up 19 percent
 - Valvoline just 2 percent below 2007 record
 ▪ Record annual operating income for Valvoline Instant Oil
 Change and Valvoline International
 - Water Technologies down 16 percent

Ashland Inc.
Fiscal 2008 Highlights
• Initiated cost-structure efficiency program
• Generated cash flows from operating activities
 from continuing operations in fiscal 2008 of $478
 million versus $189 million in fiscal 2007
• Operating-segment trade working capital
 decrease of 300 basis points to 12.3 percent
 of sales
• Hercules Inc. transaction announced

Hercules Update
• All regulatory approvals received
 - Hercules shareholder vote Nov. 5
 - Anticipated close Nov. 13
• Continue to work with banks on structure and terms
 of the committed financing
• Synergies expected at high end of original estimates
 - $120 million annually
 - $80 million run-rate by 1-year anniversary
 - Integration expenses still being determined
• Creates a major, global specialty chemicals company
 with ~75 percent of EBITDA derived
 from specialty chemicals
 – Reduces earnings volatility, improves profitability and
 strengthens cash flow generation

Appendix A
Fiscal 2008 Preliminary Results
Appendix A
Fiscal 2008 Preliminary Results

Fiscal 2008
Preliminary Financial Results
(in millions, except change)	Three months ended Sept. 30,
	2008	2007	Fav./(Unfav.)
Sales and operating revenue	8,381)	7,785)	8%
Cost of sales	7,056)	6,447)	(9)%
Gross profit	1,325)	1,338)	(1)%
Gross profit percentage	15.8%	17.2%	(140) bp
Selling, general & administrative expenses	1,166)	1,171)	-)%
SG&A percentage	13.9%	15.0%	110) bp
Equity and other income	54)	49)	10%
Operating income	213)	216)	(1)%
Operating income percentage	2.5%	2.8%	(30) bp

Earnings before interest, taxes, depreciation and amortization (EBITDA)	$358)	$349)	3)%
EBITDA as a percent of sales	4.3%	4.5%	(20) bp
$
$

Fiscal 2008
Preliminary Diluted Earnings Per Share
(in millions)	Twelve months ended Sept. 30,
	2008	2007
Operating income	$ 213)	$ 216)
Gain (loss) on MAP Transaction	20)	(3)
Net interest and other financing income	28)	46)
Income from continuing operations before income taxes	261)	259)
Income tax expense	(86)	(58)
Income from continuing operations	175)	201)
Income (loss) from discontinued operations, net of income taxes	(8)	29)
Net income	167)	230)
Diluted EPS from continuing operations	2.76)	3.15)
Diluted EPS on net income	2.63)	3.60)
Full-year effective tax rate	32.9%	22.3%

Appendix B
Business Profiles
Appendix B
Business Profiles

Pkg. &
Converting-
11%

Business Overview	
Customers	• Auto manufacturers; foundries; pipe and tank fabricators; bathware, countertop and window lineal manufacturers; pipe relining contractors; boat builders; wide and narrow web printers
Products/ Services	• Composite Polymers –Unsaturated polyester resins –Vinyl ester resins –Gelcoats • Casting Solutions –Foundry binder resins –Chemicals –Sleeves and filters –Design services • Specialty Polymers & Adhesives –Pressure-sensitive adhesives –Structural adhesives –Specialty resins
Markets	• Transportation, construction, marine, packaging and converting

ASHLAND

Ashland Performance Materials
A global leader in specialty chemicals
North
America
North
America
45%
45%
Europe
36%
Latin
America/
Other -
9%
Trans-
portation
Trans-
portation
24%
24%
Ind.
Constr.
27%
Revenue
by Geography
Revenue
by Market
For the Fiscal Year Ended Sept. 30, 2008
Revenue: $1.6 billion
EBITDA*: $94 million
EBITDA* Margin: 5.8%
Res.
Constr.
14%
Infra-
structure
15%
Marine - 9%
Asia/
Pacific - 10%
* See Appendix C for EBITDA reconciliation.

Business Overview	
Customers	• Diversified customer base
Products/ Services	• More than 7,000 packaged and bulk chemicals, solvents, plastics and additives • Comprehensive, hazardous and nonhazardous waste-management solutions in North America
Markets	• Construction • Transportation • Chemical manufacturing • Paint and coatings • Retail consumer • Personal care • Medical • Marine

41

ASHLAND

Ashland Distribution
A leading North American chemicals and plastics distributor
Chemicals
Chemicals
47%
47%
Plastics
41%
Environmental
Service/Other -
2%
Construction
Construction
24%
24%
Other
15%
Revenue
by Product
Line
Revenue
by Market
Trans-
portation
15%
Paint & Coatings - 10%
Medical - 6%
Marine - 4%
Com-
posites
10%
Chemical Mfg.
- 11%
Retail
Consumer - 8%
Personal
Care - 7%
For the Fiscal Year Ended Sept. 30, 2008
Revenue: $4.4 billion
EBITDA*: $75 million
EBITDA* Margin: 1.7%
* See Appendix C for EBITDA reconciliation.

Valvoline: A leading worldwide marketer of premium-branded
automotive lubricants and chemicals
Lubricants
80%
Filters - 3%
Valvoline
Int'l - 23%
Valvoline
Int'l - 23%
Do-It-
Yourself
35%
Business Overview
Customers	• Retail auto parts stores and mass merchandisers who sell to consumers; installers, such as car dealers and quick lubes; distributors
Products/ Services
• Valvoline® lubricants and
 automotive chemicals
• MaxLife® lubricants
 for high-mileage vehicles
• SynPower® synthetic motor oil
• Eagle One® and Car Brite®
 appearance products
• Zerex® antifreeze
• Valvoline Instant Oil Change®
 service

Market Channels	• Do-It-Yourself (DIY) • Do-It-For-Me (DIFM) • Valvoline International
Revenue
by Product Line
Revenue
by Market Channel
Do-It-
For-Me
37%
DIFM:
Installer channel
23%
Specialty/
Other - 5%
DIFM:
Valvoline Instant
Oil Change - 14%
Chemicals - 6%
Appearance
products - 3%
Antifreeze - 8%
For the Fiscal Year Ended Sept. 30, 2008
Revenue: $1.7 billion
EBITDA*: $115 million
EBITDA* Margin: 6.9%
* See Appendix C for EBITDA reconciliation.

Ashland Water Technologies
A major global supplier to the water treatment industry
North
America
30%
Latin America/
Other - 5%
Marine
15%
Marine
15%
Industrial
42%
Business Overview
Customers/ Markets	• Automotive • Municipal wastewater treatment • Pulp and paper processing • Paint and coatings • Adhesives • Printing inks • Commercial and institutional building management • Merchant marine
Products/ Services	• Chemicals and consulting services for utility water treatment • Process water treatments • Technical products and shipboard services for the merchant marine and cruise ship industry
Revenue
by Geography
Revenue
by Business Unit
E&PS
43%
Asia/
Pacific
17%
Europe
48%
For the Fiscal Year Ended Sept.30, 2008
Revenue: $0.9 billion
EBITDA*: $36 million
EBITDA* Margin: 4.0%
* See Appendix C for EBITDA reconciliation.

Hercules Paper Technologies and Ventures
A global leader in paper chemicals

For the 12 Months Ended Sept. 30, 2008
Revenue: $1.2 billion
Adjusted EBITDA*: $152 million
Adjusted EBITDA* Margin: 12.7%

Revenue by Product

Process Chemicals 22%
Functional Chemicals 54%
Ventures 24%

Revenue by Geography

Latin America/ Other - 7%
Asia-Pacific 9%
Europe 31%
North America 53%

Business Overview	
Customers	• Primarily diversified multinational paper manufacturers
Products	• Process chemicals – Microbial control – Contaminant control – Pulping aids – Retention aids • Functional chemicals – Sizing – Wet strength • Ventures – Pulp and bio-refining – Water management – Synthetic lubricants – Adhesives
Markets	• Pulp and paper

* See Appendix C for Adjusted EBITDA reconciliation.

44

ASHLAND

Hercules Aqualon
A global leader in managing rheology of water-based systems

For the 12 Months Ended Sept. 30, 2008
Revenue: $1.1 billion
Adjusted EBITDA*: $258 million
Adjusted EBITDA* Margin: 23.5%

Revenue by Product

Regulated Industries 25%
Coatings & Construction 49%
Energy & Spec. Solutions 26%

Revenue by Geography

Latin America/ Other - 6%
Asia-Pacific 16%
North America 37%
Europe 41%

Business Overview	
Customers	• Diversified, global customer base
Products	• Broad product line based on renewable resources – Water soluble polymers (cellulose derivatives and guar) – Pinova products (wood rosin derivatives)
Markets	• Water-based paints • Paper coatings • Construction • Oilfield (chemicals and drilling muds) • Regulated markets – Personal care – Food – Pharmaceuticals

* See Appendix C for Adjusted EBITDA reconciliation.

45

ASHLAND

Appendix C
Regulation G Reconciliations
Appendix C
Regulation G Reconciliations

Regulation G: Reconciliation of Operating
Income to Adjusted EBITDA
The information provided in this presentation regarding
adjusted earnings before interest, taxes, depreciation,
and amortization (EBITDA) does not conform to generally
accepted accounting principles (GAAP) and should not
be construed as an alternative to the reported results
determined in accordance with GAAP. Management has
included this non-GAAP information to assist in
understanding the operating performance of the
Company and its operating segments. The non-GAAP
information provided may not be consistent with the
methodologies used by other companies. All non-GAAP
information is reconciled with reported GAAP results in
the financials that follow in this Appendix.

Three Months Ended Sept. 30, 2008	Performance Materials	Distribution	Valvoline	Water Technologies	Corporate	Total
Operating income	**$ 2**	**$ 13**	**$ 13**	**$ (6)**	**$ 6**	**$ 28**
Depreciation and amortization	13	6	8	7	6	40
EBITDA	15	19	21	1	12	68
Three Months Ended Sept. 30, 2007						
Operating income	**$ 7**	**$ (4)**	**$ 18**	**$ (2)**	**$ 7**	**$ 26**
Depreciation and amortization	11	7	8	19	5	50
EBITDA	18	3	26	17	12	76

ASHLAND

Ashland Inc. Fiscal Fourth Quarter
Regulation G: Reconciliation of Operating Income
to EBITDA
(in millions)

2008	Performance Materials	Distribution	Valvoline	Water Technologies	Corporate	Total
Operating income	**$ 52**	**$ 51**	**$ 83**	**$ 10**	**$ 17**	**$ 213**
Depreciation and amortization	42	24	32	26	21	145
EBITDA	94	75	115	36	38	358

2007	Performance Materials	Distribution	Valvoline	Water Technologies	Corporate	Total
Operating income	**$ 89**	**$ 41**	**$ 86**	**$ 16**	**$ (16)**	**$ 216**
Depreciation and amortization	36	22	31	27	17	133
EBITDA	125	63	117	43	1	349

ASHLAND

Ashland Inc. Fiscal Year Ended Sept. 30
Regulation G: Reconciliation of Operating Income
to EBITDA
(in millions)

(in millions)

		Aqualon		Paper Technologies & Ventures		Corporate		Total
Operating income	**$**	**209**	**$**	**107**	**$**	**(60)**	**$**	**256**
Depreciation and amortization		52		43		8		103
EBITDA		261		150		(52)		359
Nonrecurring charges:								
Severance, restructuring and other exit costs		1		6		9		16
Pension accouting change – pre-LDI implementation		(5)		(5)		-		(10)
Other operating charges		1		1		15		17
Other charges, net, related to divested businesses		-		-		(1)		(1)
Adjusted EBITDA	$	258	$	152	$	(29)	$	381

ASHLAND

Hercules Inc. 12 Months Ended Sept. 30, 2008
Regulation G: Reconciliation of Operating
Income to Adjusted EBITDA